FILE NO. 33-62243
Securities and Exchange Commission
Washington, D.C.  20549-1004
to
Amendment No. 2
to
Form S-6
For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.
A. Exact name of Trust: Fidelity Defined Trusts
  Series 1
B. Name of Depositor: National Financial Services Corporation
C. Complete address of Depositors principal executive offices:
 82 Devonshire Street C8A
 Boston, MA  02109-3614
D. Name and complete address of agents for service:
 National Financial Services Corporation Chapman And Cutler
 Attention:  David J. Pearlman Attention:  Mark J. Kneedy
 82 Devonshire Street C8A 111 West Monroe Street
 Boston, MA  02109-3614 Chicago, Illinois  60603
E. Title and amount of securities being registered: An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended
F. Proposed maximum offering price to the public of the securities being registered: Indefinite
G. Amount of registration fee (as required by Rule 24f-2): $500.00*
H. Approximate date of proposed sale to the public:
As Soon As Practicable After The Effective Date Of
The Registration Statement
/  / Check box if it is proposed that this filing will become effective on pursuant to Rule 487.
* previously paid
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

FIDELITY DEFINED TRUSTS
SERIES 1
CROSS REFERENCE SHEET
Pursuant to Rule 404(c) of Regulation C
under the Securities Act of 1933
(Form N-8B-2 Items Required by Instruction
1 as to Prospectus on Form S-6)
Form N-8B-2 Form S-6
Item Number Heading in Prospectus
I.  Organization and General Information
 1. (a)  Name of trust ) Prospectus Front Cover Page
 (b)  Title of securities issued ) Prospectus Front Cover Page
 2. Name and address of Depositor ) Essential Information
  ) The Sponsor
 3. Name and address of Trustee ) Essential Information
  ) Trust Administration
 4. Name and address of principal ) Public Offering of Units underwriter
 5. Organization of trust ) The Trusts
 6. Execution and termination of ) The Trusts
   Trust Indenture and Agreement ) Trust Administration

 7. Changes of Name ) *
 8. Fiscal year ) *
 9. Material Litigation ) *

II.  General Description of the Trust and
Securities of the Trust
10. General information regarding ) The Trusts
   trusts securities and ) Tax Status
   rights of security holders ) Public Offering of Units
  ) Unitholders
  ) Trust Administration
11. Type of securities comprising ) Prospectus Front Cover Page units ) The Trusts
  ) Portfolio
12. Certain information regarding ) *
   periodic payment certificates )
13. (a) Load, fees, charges and expenses ) Prospectus Front Cover Page ) Essential Information
  ) Portfolio
  )
  ) Trust Expenses
  ) Public Offering of Units
  ) Unitholders and Sponsor
 (b)  Certain information regarding )
        periodic payment plan ) *
        certificates )
 (c)  Certain percentages ) Prospectus Front Cover Page
  ) Essential Information
  )
 (d)  Variations in fees among certain ) Public Offering of Units classes of holders ) Unitholders
 (e)  Certain other fees, expenses or ) Trust Expenses
        charges payable by holders ) Unitholders
 (f)  Certain profits to be received ) Public Offering of Units by depositor, principal ) Public Offering of Units
        underwriter, trustee or any ) Portfolio
        affiliated persons )
 (g)  Ratio of annual charges ) *
        to income )
14. Issuance of trusts securities ) Unitholders
15. Receipt and handling of payments ) Public Offering of Units from purchasers )
16. Acquisition and disposition of ) The Trusts
   underlying securities ) Unitholders
  ) Trust Administration
17. Withdrawal or redemption ) Unitholders
  ) Trust Administration
18. (a)  Receipt and disposition ) Prospectus Front Cover Page of income ) Unitholders
 (b)  Reinvestment of distributions ) Distribution Reinvestment
 (c)  Reserves or special funds ) Trust Expenses
  ) Unitholders
 (d)  Schedule of distributions ) *
19. Records, accounts and reports ) Unitholders
  ) Trust Administration
20. Certain miscellaneous provisions ) Trust Administration
   of Trust Agreement )
21. Loans to security holders ) *
22. Limitations on liability ) Portfolio
  ) Trust Administration
23. Bonding arrangements ) *
24. Other material provisions of ) *
 Trust Indenture Agreement )
III.  Organization, Personnel and Affiliated
Persons of Depositor
25. Organization of Depositor ) Trust Administration
26. Fees received by Depositor ) *
27. Business of Depositor ) Trust Administration
28. Certain information as to ) The Sponsor
   officials and affiliated )
   persons of Depositor )
29. Companies owning securities  ) The Sponsor
   of Depositor )
30. Controlling persons of Depositor ) The Sponsor
31. Compensation of Officers of ) *
   Depositor )
32. Compensation of Directors ) *
33. Compensation to Employees ) *
34. Compensation to other persons ) *
IV.  Distribution and Redemption of Securities
35. Distribution of trusts securities ) Public Offering of Units by states )
36. Suspension of sales of trusts ) *
   securities )
37. Revocation of authority to ) *
   distribute )
38. (a)  Method of distribution )
  )
 (b)  Underwriting agreements ) Public Offering of Units
  )
 (c)  Selling agreements )
39. (a)  Organization of principal ) *
        underwriter )
 (b)  N.A.S.D. membership by ) *
        principal underwriter )
40. Certain fees received by ) *
   principal underwriter )
41. (a)  Business of principal ) Trust Administration
        underwriter )
  (b)  Branch offices of principal ) *
        underwriter )
 (c)  Salesmen of principal ) *
        underwriter )
42. Ownership of securities of ) *
   the trust )
43. Certain brokerage commissions ) *
   received by principal underwriter )
44. (a)  Method of valuation ) Prospectus Front Cover Page
  ) Essential Information
  ) Trust Expenses
  ) Public Offering of Units
 (b)  Schedule as to offering ) *
        price )
 (c)  Variation in offering price ) *
        to certain persons )
45. Suspension of Redemption Rights ) *
46. (a)  Redemption valuation ) Unitholders
  ) Trust Administration
 (b)  Schedule as to redemption ) *
        price )
47. Purchase and sale of interests  ) Public Offering of Units in underlying securities ) Trust Administration
V.  Information Concerning the Trustee or Custodian
48. Organization and regulation of ) Trust Administration
    Trustee )
49. Fees and expenses of Trustee ) Essential Information
  ) Trust Expenses
50. Trustees lien ) Trust Expenses
VI.  Information Concerning Insurance of Holders of Securities
51. Insurance of holders of trusts ) Trust Expenses
   securities )
52. (a)  Provisions of trust agreement )
        with respect to replacement ) Trust Administration
        or elimination portfolio )
        securities )
 (b)  Transactions involving )
        elimination of underlying ) *
        securities )
 (c)  Policy regarding substitution )
        or elimination of underlying ) Trust Administration
        securities )
 (d)  Fundamental policy not ) *
        otherwise covered )
53. Tax Status of trust ) Tax Status
VII.  Financial and Statistical Information
54. Trusts securities during ) *
   last ten years )
55.  )
56. Certain information regarding ) *
57.   periodic payment certificates )
58.  )
59. Financial statements (Instructions ) Report of Independent Certified
   1(c) to Form S-6) )   Public Accountants
   Statements of Condition
______________________________________________
* Inapplicable, omitted, answer negative or not required


----------------------------------------------------------------------------------------
         The investor is advised to
         read and retain this                     FIDELITY
         Prospectus for future                    DEFINED TRUSTS
         reference.                               SERIES 1
         Units of the Trusts are not              Laddered Government
         deposits or obligations of,              Series 1, Short Treasury
         or guaranteed by, any bank,              Portfolio
         and Units are not federally              Laddered Government
         insured or otherwise                     Series 2, Short/Intermediate
         protected by the Federal                 Treasury Portfolio
         Deposit Insurance                        Rolling Government Series 1,
         Corporation and involve                  Short Treasury Portfolio
         investment risk including                PROSPECTUS
         loss of principal.                       JANUARY 3, 1996
         ----------------------------             (FIDELITY INVESTMENTS LOGO)
         SPONSOR: NATIONAL FINANCIAL              82 Devonshire Street, Boston, MA 02109
         SERVICES CORPORATION
         ----------------------------
         THESE SECURITIES HAVE NOT
         BEEN APPROVED OR DISAPPROVED
         BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY
         STATE SECURITIES COMMISSION
         NOR HAS THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY
         STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR
         ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE
         CONTRARY IS A CRIMINAL
         OFFENSE.
----------------------------------------------------------------------------------------

LADDERED GOVERNMENT SERIES--Laddered Government Series 1, Short Treasury Portfolio and Laddered Government Series 2, Short/Intermediate Treasury Portfolio were each formed for the purpose of providing safety of capital as is consistent with current income and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations with laddered maturity levels that are backed by the full faith and credit of the United States Government. Interest Income distributed by each Treasury Portfolio is exempt from state personal income taxes in all states. Each Treasury Portfolio is available to non-resident aliens and the income from such Trusts, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors. A FOREIGN INVESTOR MUST PROVIDE A COMPLETED W-8 FORM TO HIS/HER FINANCIAL REPRESENTATIVE OR THE TRUSTEE TO AVOID WITHHOLDING ON HIS/HER ACCOUNT. Units of the Trust are rated "AAA" by Standard & Poor's, a Division of The McGraw-Hill Companies ("Standard & Poor's").

ROLLING GOVERNMENT SERIES--Rolling Government Series 1, Short Treasury Portfolio was formed to obtain safety of capital as is consistent with current income and current monthly distributions of interest through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States Government. The Trust has been designed to maintain a short dollar-weighted average maturity, no greater than 8 months. This Trust seeks to reduce Unit price fluctuations due to changing interest rates by reinvesting approximately four times a year until January, 1998 the proceeds of maturing U.S. Treasury Obligations into additional U.S. Treasury Obligations with maturities of approximately one year so that the Trust will maintain a portfolio with a dollar-weighted average maturity of approximately 0.63 years for most of the Trust's life. Units of the Trust are rated "AAA" by Standard & Poor's.

SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus that sales charge indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus the applicable sales charge indicated under "Trust Information--Public Offering of Units--Public Offering Price." The sales charge is reduced on a graduated scale for sales involving at least $500,000 or 50,000 Units and will be applied on whichever basis is more favorable to the investor. The minimum amount which an investor may purchase of a Trust is $5,000.

REINVESTMENT. Certain Unitholders may be eligible to elect for distributions of principal and/or interest to be automatically invested, without a sales charge, in shares of certain mutual funds managed by Fidelity Management & Research Company, an affiliate of the Sponsor. Please ask your financial consultant regarding the availability of distribution reinvestment.

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and Evaluator and with any reinvestment (in the case of a Rolling Government Series), redemption, maturity and exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average lives of all of the Securities in the applicable Trust, including the reinvestment of Securities in the Rolling Government Series, and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements or average lives of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

MARKET FOR UNITS. After the initial offering period, the Sponsor, while under no obligation to do so, intends to maintain a market for the Units and to offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a security when due, the general condition of the relevant securities market, economic recession, volatile interest rates, early call provisions and changes to the tax status of the Securities. See "Risk Factors" in each Trust section and "Trust Information--Risk Factors."

FIDELITY DEFINED TRUSTS SERIES 1

ESSENTIAL INFORMATION
AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: JANUARY 3, 1996

 SPONSOR AND EVALUATOR:    NATIONAL FINANCIAL SERVICES CORPORATION
               TRUSTEE:    THE CHASE MANHATTAN BANK (NATIONAL ASSOCIATION)

The income, expense and distribution data set forth below has been calculated for Unitholders purchasing less than 50,000 Units of a Trust. Unitholders purchasing 50,000 Units or more of a Trust will receive a slightly higher return because of the reduced sales charge for larger purchases.

                                                     LADDERED         LADDERED         ROLLING
                                                    GOVERNMENT       GOVERNMENT       GOVERNMENT
                                                     SERIES 1         SERIES 2         SERIES 1
                                                    ----------       ----------       ----------
Public Offering Price per Unit (1) (2)............  $ 10.2664        $ 10.2912        $ 10.2110
Principal Amount of Securities per Unit...........  $ 10.0000        $ 10.0000        $ 10.0000
Estimated Current Return based on Public
 Offering Price (3) (4) (5).......................       5.45%            5.43%            5.61%
Estimated Long-Term Return (3) (4) (5)............       4.29%            4.83%            4.37%
Estimated Normal Annual Distribution per Unit.....  $ 0.55920        $ 0.55908        $ 0.57288
Principal Amount of Securities....................  $ 500,000        $ 500,000        $ 400,000
Number of Units...................................     50,000           50,000           40,000
Fractional Undivided Interest per Unit............   1/50,000         1/50,000         1/40,000
Calculation of Public Offering Price:
   Aggregate Offering Price of Securities.........  $ 505,620        $ 505,557        $ 402,315
   Aggregate Offering Price of Securities per
     Unit.........................................  $ 10.1124        $ 10.1111        $ 10.0579
   Plus Sales Charge per Unit (3).................  $  0.1540        $  0.1801        $  0.1531
 Public Offering Price per Unit (1) (2)...........  $ 10.2664        $ 10.2912        $ 10.2110
Redemption Price per Unit.........................  $ 10.1062        $ 10.1045        $ 10.0517
Sponsor's Initial Repurchase Price per Unit.......  $ 10.1124        $ 10.1111        $ 10.0579
Excess of Public Offering Price per Unit over
 Redemption Price per Unit........................  $  0.1602        $  0.1867        $  0.1593
Excess of Public Offering Price per Unit over
 Sponsor's Initial Repurchase Price per Unit......  $  0.1540        $  0.1801        $  0.1531
Calculation of Estimated Net Annual
 Interest Income per Unit:
   Estimated Annual Interest......................  $ 0.58000        $ 0.57750        $ 0.59375
   Less: Estimated Annual Expense.................  $ 0.02080        $ 0.01840        $ 0.02090
   Estimated Net Annual Interest..................  $ 0.55920        $ 0.55910        $ 0.57285
Estimated Daily Rate of Net Interest..............
 Accrual per Unit (if applicable).................  $0.001553        $0.001553        $0.001591
Estimated Average Life of Securities..............  2.07 years       3.39 years       0.62 years
Minimum Principal Value of the Trust under which
 Trust Agreement may be terminated (7)

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 4:15 p.m. Eastern Time) next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

                                                     LADDERED         LADDERED         ROLLING
                                                    GOVERNMENT       GOVERNMENT       GOVERNMENT
                                                     SERIES 1         SERIES 2         SERIES 1
                                                    ----------       ----------       ----------
Trustee's Annual Fee per $1,000 principal amount
 of Securities (8)................................   $   1.19         $   1.17         $   1.20
Estimated net annual interest income per Unit
 during the first year............................    0.55920          0.55910          0.57285
Interest Payments (9):
 First Payment per Unit, representing days........    0.04970          0.04969          0.05092
 Estimated Normal Monthly Distribution per Unit...    0.04660          0.04659          0.04774
 Estimated Normal Annual Distribution per Unit....    0.55920          0.55908          0.57288
Sales Charge (6):
 As a percentage of Public Offering Price per
   Unit...........................................      1.500%           1.750%           1.500%
 As a percentage of net amount invested...........      1.523%           1.781%           1.523%
 As a percentage of net amount invested in
   earning assets.................................      1.523%           1.781%           1.523%
Date of Trust Agreements..........................     1/3/96           1/3/96           1/3/96
First Settlement Date.............................     1/8/96           1/8/96           1/8/96
Mandatory Termination Date........................    1/31/00          5/31/02          1/31/00
Maximum Evaluator's Annual Evaluation Fee
 per $1,000 Principal Amount of Securities........   $   0.10         $   0.10         $   0.10
Maximum Sponsor's Annual Surveillance Fee
 per $1,000 Principal Amount of Securities........   $   0.10         $   0.10         $   0.10
Estimated Annual Organizational Expenses
 per Unit (10)....................................   $   0.54         $   0.32         $   0.54


------------
 (1) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
 (2) Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
 (3) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Trust Information--Public Offering of Units--Public Offering Price."

 (4) The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yield (which take into account the amortization of premiums and the accretion of discounts) and the expected retirement dates of all of the Securities in the applicable Trust and 2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
 (5) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.
 (6) The sales charge as a percentage of the net amount invested in earning assets will increase as accrued interest increases. Transactions subject to quantity discounts (see "Trust Information--Public Offering of Units--Public Offering Price") will have reduced sales charges, thereby reducing all percentages in the table.
 (7) The minimum principal value of each Trust under which the Trust Agreement may be terminated is 20% of the total aggregate principal amount of securities deposited in each Portfolio during the initial offering period.
 (8) The Trustee's annual fee includes $0.07 per Unit which is paid to the Sponsor in return for its providing certain bookkeeping and administrative services to its customers. See "Trust Information--Trust Expenses."
 (9) Unitholders will receive interest distributions monthly. The Record Date is the 10th day of the month, commencing February, 1996 and the distribution date is the 20th day of the month, commencing February, 1996.
(10) Each Trust (and therefore the Unitholders of the respective Trust) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolios, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period or over the life of a Trust if the term of such Trust is less than five years. See "Trust Information--Trust Expenses" and "Statements of Financial Condition." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

THE TRUSTS

Fidelity Defined Trusts Series 1 consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Fidelity Defined Trusts", "the Fidelity Advisor Defined Trusts" or the "Trusts." Each Trust is divided into "Units" representing equal shares of the underlying assets of such Trust. Laddered Government Series 1, Short Treasury Portfolio, Laddered Government Series 2, Short/Intermediate Treasury Portfolio and Rolling Government Series 1, Short Treasury Portfolio are collectively referred to herein as the "Treasury Portfolios". Each of the Trusts is separate and is designated by a different series number. Each of the Trusts was created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between National Financial Services Corporation (the "Sponsor") and The Chase Manhattan Bank (National Association), (the "Trustee").*

As used herein, the terms defined below shall have the following meanings:
"Securities" and "Bonds" shall mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit; "U.S. Treasury Obligations" shall mean the obligations (and contracts) included in the Treasury Portfolios.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under " Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "Trust Information--General Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such

---------------

*Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.

Trust established on the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same.

Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the monetary policies and fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

LADDERED GOVERNMENT SERIES 1, SHORT TREASURY PORTFOLIO AND LADDERED GOVERNMENT SERIES 2,
SHORT/INTERMEDIATE TREASURY PORTFOLIO

THE TRUST PORTFOLIO

Laddered Government Series 1, Short Treasury Portfolio and Laddered Government Series 2, Short/Intermediate Treasury Portfolio were both formed for the purpose of providing safety of capital as is consistent with current income and investment flexibility by staggering the return of principal over a predetermined period of time (a strategy referred to as "laddered maturities"). Each portfolio consists of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. Each Trust Portfolio was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

In selecting U.S. Treasury Obligations for deposit in the Trusts the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

Laddered Government Series 1, Short Treasury Portfolio consists of a portfolio of U.S. Treasury Obligations with differing maturity levels, designed to return approximately 20% of the principal amount of the Trust semi-annually over the three year life of the Trust, commencing at the end of the first year of the Trust. Laddered Government Series 1, Short Treasury Portfolio has dollar weighted average maturity of 2.07 years.

Laddered Government Series 2, Short/Intermediate Portfolio consists of a portfolio of U.S. Treasury Obligations with differing maturity levels, designed to return approximately 20% of the principal amount of the Trust annually over the six year life of the Trust, commencing at the end of the second year of the Trust. Laddered Government Series 2, Short/Intermediate Portfolio has dollar weighted average maturity of 3.39 years.

TAX STATUS

The Trusts may be appropriate investments for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital provided by a portfolio backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the Trust to Unitholders in all states. Each Trust has been created as a grantor trust for federal tax reasons. For additional information concerning each Trusts status as a grantor trust see "Trust Information--Tax Status--Grantor Trust."

RISK FACTORS

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of the Trusts are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "Trust Information--General Information" and "Trust Information--Risk Factors--General."

LADDERED GOVERNMENT SERIES 1, SHORT TERM TREASURY PORTFOLIO
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: JANUARY 3, 1996

  FACE                                                                       COST OF BONDS
 AMOUNT              DESCRIPTION            COUPON             MATURITY       TO TRUST (1)
---------      -----------------------      -------            --------      --------------
$ 100,000      U.S. Treasury Note            6.250%     of      1/31/97         $101,105
  100,000      U.S. Treasury Note            5.500%     of      7/31/97          100,504
  100,000      U.S. Treasury Note            5.625%     of      1/31/98          100,840
  100,000      U.S. Treasury Note            5.250%     of      7/31/98          100,060
  100,000      U.S. Treasury Note            6.375%     of      1/15/99          103,111
---------                                                                    -----------
$ 500,000                                                                       $505,620
 ========                                                                    ===========

LADDERED GOVERNMENT SERIES 2, SHORT/INTERMEDIATE TREASURY
PORTFOLIO AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: JANUARY 3, 1996

AGGREGATE                                                                    COST OF BONDS
PRINCIPAL             DESCRIPTION              COUPON           MATURITY      TO TRUST (1)
---------     ----------------------------     -------          --------     --------------
$ 100,000     U.S. Treasury Note                6.125%    of     5/31/97        $101,238
  100,000     U.S. Treasury Note                6.125%    of     5/15/98         102,019
   80,000     U.S. Treasury Note                6.750%    of     5/31/99          83,565
   20,000     U.S. Treasury STRIPs (2)          0.000%    of     5/15/99          16,773
   90,000     U.S. Treasury Note                6.250%    of     5/31/00          93,084
   10,000     U.S. Treasury STRIPs (2)          0.000%    of     5/15/00           7,950
   70,000     U.S. Treasury Note                8.000%    of     5/15/01          78,378
   30,000     U.S. Treasury STRIPs (2)          0.000%    of     5/15/01          22,550
---------                                                                    -----------
$ 500,000                                                                       $505,557
 ========                                                                    ===========

(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trusts, at the opening of business on the Initial Date of Deposit, is as follows:

                                                                          ANNUAL
                                                COST OF     PROFIT OR    INTEREST  BID SIDE
                                               SECURITIES   (LOSS) TO     INCOME   VALUE OF
                    TRUST                      TO SPONSOR    SPONSOR     TO TRUST  SECURITIES
---------------------------------------------  ----------   ----------   --------  --------
    Laddered Government Series 1.............   $505,539       $ 81       $29,000  $505,309
    Laddered Government Series 2.............   $505,557       $ (1)      $28,875  $505,227

(2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" bonds. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

ROLLING GOVERNMENT SERIES 1, SHORT TREASURY PORTFOLIO

THE TRUST PORTFOLIO

Rolling Government Series 1, Short Treasury Portfolio was formed for the purpose of providing safety of capital as is consistent with current income and current monthly distributions of interest through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. Rolling Government Series 1, Short Treasury Portfolio was also formed for the purpose of passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The Trust also seeks to provide an extendible investment by quarterly reinvesting, until approximately January 1998 (the "Extension Period"), the proceeds of maturing Securities into new U.S. Treasury securities ("Extension Securities") with maturities of approximately one year. This reinvestment strategy is designed to produce a higher overall yield than shorter-term investments with less price volatility than longer-term investments. The Trust has been designed to maintain a short dollar-weighted average maturity, no greater than 8 months. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

In selecting U.S. Treasury Obligations for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

EXTENSIONS. The initial portfolio consists of U.S. Treasury Obligations with "laddered" maturities of approximately six months to 15 months. Therefore, approximately 25% of the initial portfolio matures every three months. The Sponsor is authorized to direct the reinvestment of the proceeds of each maturing Security into Extension Securities (an "Extension"). Extensions of approximately 25% of the portfolio at each maturity of Securities will continue through the Extension Period and, assuming the Trust does not terminate prior thereto, it is anticipated that there will be eight Extensions until principal distributions commence in 1998.

Extension Securities are Securities (i) issued by the U.S. Treasury; (ii) with a fixed maturity date that is within one month of the first anniversary of the maturity date of the Security the proceeds of which are being reinvested in the Extension Security; (iii) purchased at par or, in order of preference, at a discount to, or premium over par, as close to par as practicable; (iv) that would not cause Units of the Trust to cease to be rated in the category AAA by Standard & Poor's; and (v) that are not when, as and if issued obligations. The purchase of Extension Securities shall not disqualify the Trust as a "regulated investment company" under the Internal Revenue Code.

The guidelines under which the Trust will purchase Extension Securities take into account price and maturity date. Whenever a U.S. Treasury security in the Trust's portfolio matures, the Sponsor will direct the Trustee to purchase the most currently available 1-year U.S. Treasury security at par. If no obligations are available at par, the Sponsor will select obligations with a price as close as possible to par. To preserve the Trust's par values, there will be a bias favoring discounts, when available. Therefore, discounted obligations will be selected so long as the discount is not more than three times the smaller premium obligation available. That is, assuming no maturity date differences, if there is an obligation available at a price of $100.125, no alternative obligation will be selected at less than $99.625. If obligations mature at different dates within the one month permissible, in determining which obligation to purchase the Sponsor will increase the premium or discount of the bond by 25 cents ( 1/4 point) for every month away from the precise one year maturity date of the original obligation being extended. There will be no attempt to delay the purchase of the Extension Securities to take advantage of market movements.

During the Extension Period, the pro rata share of cash in the Principal Account which has not been reinvested or committed for reinvestment will be computed as of the 10th day of the month and distributions to the Unitholders as of the related Record Date will be made on the 20th day of such month. After the Extension Period, the pro rata share of cash in the Principal Account will also be computed as described above. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per 100 Units. See "Trust Information--Unitholders--Distributions to Unitholders."

TAX STATUS

Rolling Government Series 1, Short Treasury Portfolio may be an appropriate investment vehicle for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital as is consistent with current income and current monthly distributions of interest provided by an investment backed by the full faith and credit of the United States. In addition, investors will benefit from the exemption from state and local personal income taxes that will pass through the Trust to Unitholders in all states. Rolling Government Series 1, Short Treasury Portfolio has been created as a regulated investment company for federal tax reasons. For additional information concerning the Trust's status as a regulated investment company see "Trust Information--Tax Status--Regulated Investment Company."

RISK FACTORS

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units of the Trusts are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the monetary policies and fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "Trust Information--General Information" and "Trust Information--Risk Factors."

The reinvestment of the proceeds of maturing Securities into Extension Securities may result in Extension Securities being acquired at a market discount or a market premium. See "Trust Information--Risk Factors--General" for a discussion of market discounts and premiums.

ROLLING GOVERNMENT SERIES 1, SHORT TERM TREASURY PORTFOLIO
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: JANUARY 3, 1996

AGGREGATE                                                                    COST OF BONDS
PRINCIPAL           DESCRIPTION            COUPON             MATURITY        TO TRUST (1)
---------      ----------------------      -------            ---------      --------------
$ 100,000      U.S. Treasury Note           5.125%     of       3/31/96         $100,031
  100,000      U.S. Treasury Note           6.000%     of       6/30/96          100,409
  100,000      U.S. Treasury Note           6.500%     of       9/30/96          100,930
  100,000      U.S. Treasury Note           6.125%     of      12/31/96          100,945
---------                                                                      ---------
$ 400,000                                                                       $402,315
=========                                                                      =========

------------
(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period.

Other information regarding the Securities in the Trust, at the opening of business on the Initial Date of Deposit, is as follows:

                                                                         ANNUAL
                                                 COST OF    PROFIT OR   INTEREST    BID SITE
                                               SECURITIES   (LOSS) TO    INCOME     VALUE OF
                    TRUST                      TO SPONSOR    SPONSOR    TO TRUST    SECURITIES
---------------------------------------------  -----------  ----------  ---------   ----------
    Rolling Government Series 1..............   $402,375      $(60)      $23,750     $402,067

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
FIDELITY DEFINED TRUSTS SERIES 1

We have audited the accompanying statements of condition and the related portfolios of Fidelity Defined Trusts Series 1 (Laddered Government Series 1, Short Treasury Portfolio, Laddered Government Series 2, Short/Intermediate Treasury Portfolio and Rolling Government Series 1, Short Treasury Portfolio) as of the opening of business, January 3, 1996. The statements of condition and portfolios are the responsibility of the Trustee. Our responsibility is to express an opinion on such financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of Securities owned at January 3, 1996 and a letter of credit deposited to purchase Securities by correspondence with The Chase Manhattan Bank, N.A., the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Defined Trusts Series 1 (Laddered Government Series 1, Short Treasury Portfolio, Laddered Government Series 2, Short/Intermediate Treasury Portfolio and Rolling Government Series 1, Short Treasury Portfolio) as of the opening of business, January 3, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New York, New York
January 3, 1996

FIDELITY DEFINED TRUSTS SERIES 1

STATEMENTS OF CONDITION
AT THE OPENING OF BUSINESS ON JANUARY 3, 1996,
THE INITIAL DATE OF DEPOSIT

                                                     LADDERED     LADDERED     ROLLING
                                                    GOVERNMENT   GOVERNMENT   GOVERNMENT
                                                     SERIES 1     SERIES 2     SERIES 1
                                                    ----------   ----------   ----------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)..............   $505,620     $505,557     $402,315
Organizational Costs (2)..........................     48,183       48,183       48,183
Accrued interest to Initial Date of Deposit on
  underlying Securities (1) (3)...................     12,492        3,092        3,052
                                                    ----------   ----------   ----------
    Total.........................................   $566,295     $556,832     $453,550
                                                    ==========   ==========   ==========
Number of Units...................................
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Accrued Organizational Costs (2)................   $ 48,183     $ 48,183     $ 48,183
  Accrued interest payable to Sponsor (1) (3).....     12,492        3,092        3,052
Interest of Unitholders--
  Cost to investors (4)...........................    513,320      514,562      408,440
  Less: Gross underwriting commission (4).........     (7,700)      (9,005)      (6,125)
                                                    ----------   ----------   ----------
  Net interest to Unitholders (1) (3) (4).........    505,620      505,557      402,315
                                                    ----------   ----------   ----------
    Total.........................................   $566,295     $556,832     $453,550
                                                    ==========   ==========   ==========

---------------
NOTES:
(1) The aggregate value of the Securities listed in each "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Kenny S&P Evaluation Services on the bases set forth under "Trust Information--Public Offering of Units--Public Offering Price" based on prices as of the opening of business on January 3, 1996. The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $1,500,000 which has been deposited with the Trustee. Of this amount, $1,413,471 relates to the offering price of Securities to be purchased and $19,974 relates to accrued interest on such Securities to the expected dates of delivery.
(2) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs which will be deferred and amortized over five years or over the life of the Trust if the term of such Trust is less than five years. Organizational costs have been estimated based on a projected size of $30,000,000 for each Trust. To the extent a Trust is larger or smaller, the estimate will vary.
(3) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of Record.
(4) The aggregate public offering price includes a sales charge for the Trust as set forth under "Essential Information", assuming all single transactions involve less than 50,000 Units. For single transactions involving 50,000 or more Units the sales charge is reduced (see "Trust Information--Public Offering of Units--Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

TRUST INFORMATION

GENERAL INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trusts may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) must not cause the Units of such Trust to cease to be rated AAA by the appropriate rating agency if the Units were so rated on the Initial Date of Deposit. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. With the exception of a Rolling Government Series, once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trusts.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust to the date the Sponsor removes the Failed Securities from the Trust if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "Trust Information--Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the occurrence of certain extraordinary circumstances or, in the case of the Rolling Government Series, in connection with a reinvestment of principal. See "Trust Information--Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "Trust Information--Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Trust Information--Tax Status." Information with respect to the call provisions and maturity dates of the Securities is contained under "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "Trust Information--Redemption."

RISK FACTORS

U.S. Treasury Obligations. U.S. Treasury Obligations are direct obligations of the United States and are backed by its full faith and credit although the Units are not so backed. The U.S. Treasury Obligations are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units of a Trust which contains U.S. Treasury Obligations should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

General. Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. See "Trust Information--Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Securities have an offering side valuation which represents a premium over par or, for original issue discount Securities, a premium over the accreted value. To the extent that the Securities were deposited in the Trusts at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium securities generally pay a higher rate of interest than securities priced at or below par, the effect of the redemption of premium securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such securities bears to the total par amount of Securities in a Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Securities are eligible for redemption. See "Portfolio" for each Trust for the earliest scheduled call date and the initial redemption price for each Security.

Certain of the Securities in certain of the Trusts may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. A Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Securities in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of a Trust or in case a Trust is terminated. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Trust Information--Tax Status."

Litigation. To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

RATING OF UNITS

Standard & Poor's has rated the Units of the Treasury Portfolios "AAA." This is the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is very strong. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trusts.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor. Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

RETIREMENT PLANS

Units of the Trusts may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering placing an investment in a Trust on account of any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisor. The Trusts will waive the $5,000 minimum investment requirement for qualified retirement plans. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary. Consult your financial Adviser regarding eligibility requirements.

TAX STATUS

Grantor Trust

The following discussion applies only to Laddered Government Series 1 and Laddered Government Series 2, each of which are organized as grantor trusts for federal tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for federal income tax purposes.

    2. Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets for federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by a Trust. Each Unitholder will also be required to include in taxable income for federal income tax purposes, original issue discount with respect to his interest in any Securities held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

    3. Each Unitholder will have a taxable event when a Security is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. The cost of the Units to a Unitholder on the date such Units are purchased is allocated among the Securities held in a Trust (in accordance with the proportion of the fair market values of such Securities) in order to determine his tax basis for his pro rata portion in each Security. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Securities delivered after the date on which the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities, gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Security which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each Unit and of each Security which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. A Trust may contain certain "zero coupon" Securities (the "Stripped Treasury Securities") that are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a de minimis amount as determined thereunder. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a de minimis amount as determined under the Regulation. To the extent that the amount of such discount is less than the respective de minimis amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increasing amount of income to the Unitholders each year.

Limitations on Deductibility of Trust Expenses by Unitholders--Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted as a result of the Tax Reform Act of 1986 certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses may be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat certain expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

Premium--If a Unitholder's tax basis of his pro rata portion in any Securities held by a Trust exceeds the amount payable by the issuer of the Security with respect to such pro rata interest upon the maturity of the Security, such excess would be considered "premium" which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code.

Original Issue Discount--Certain of the Securities in a Trust may have been acquired with "original issue discount." In the case of any Securities in a Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Securities are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Securities. Unitholders should consult their tax advisers as to the amount of original issue discount as it accrues.

Special original issue discount rules apply if the purchase price of the Security by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Security issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

Market Discount--If a Unitholder's tax basis in his pro rata portion of Securities is less than the allocable portion of such Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules discussed above. Unitholders should consult their own tax advisers regarding whether an election should be made and as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Securities, on the sale, maturity or disposition of such Securities by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income.

Computation of the Unitholder's Tax Basis--The tax basis of a Unitholder with respect to his interest in a Security is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Securities held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of a Trust.

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by a Trust or Disposition of Unit--A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Security is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss will generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Security deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Security by a Trust or the disposition of Units by a Unitholder will be short-term capital gain (or loss) unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax cost reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder's realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28 percent maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Foreign Investors--A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident of a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Security or the sale of his Units provided that (i) the interest income or gain is not effectively connected to the conduct by the foreign investor of a trade or business within the United States, (ii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his taxable year, (iii) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter) and (iv) further provided that the exemption from withholding for U.S. federal income taxes for interest on any U.S. Securities shall apply to the extent the Securities were issued after July 18, 1984. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. On December 7, 1995 the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of such non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders.

In the opinion of Carter, Ledyard & Milburn, special counsel to the Trusts for New York tax matters each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

General--Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder will be subject to back-up withholding.

The foregoing discussion relates only to United States federal income taxes and applies only to the Laddered Government Series which are described in this Prospectus; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units and the tax treatment of Securities acquired at an original issue discount or market discount and premium, if any.

Regulated Investment Company

The following discussion applies only to the Rolling Government Series, which is structured to qualify as a regulated investment company for federal tax purposes. In the opinion of Chapman and Cutler, counsel or the Sponsor, under existing law:

The Rolling Government Series Trust is an association taxable as a corporation under the Code and intends to qualify on a continuing basis for and elect tax treatment as a "regulated investment company" under the Code. If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." The Trust intends to timely distribute its taxable income (including any net capital gain) to avoid the imposition of federal income tax or the excise tax. Distributions of the entire net investment income of the Trust is required by the Indenture.

Distributions from the Trust (other than its net capital gain), to the extent of the earnings and profits of such Trust, will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his or her Units and, to the extent that they exceed his or her basis, will be treated as a gain from the sale of his or her Units as discussed below. Distributions from the Trust will not be eligible for the 70% dividends received deduction for corporations.

Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Distributions of the Trust's net capital gain which the Trust properly designates as capital gain dividends will be taxable to Unitholders thereof as long-term capital gains, regardless of the length of time the Units have been held by a Unitholder. Distributions in partial liquidation, reflecting the proceeds of prepayments, redemptions, maturities or sales of Securities from the Trust (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unitholder may recognize a taxable gain (or loss) when his or her Units are sold or redeemed. Such gain or loss generally will constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unitholder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unitholder with respect to such Units during the six month period or less that the Unitholder owns the Units. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less.

The Tax Act raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of the Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

If a Security has been purchased by the Trust at a market discount (i.e., for a purchase price less than its stated redemption price at maturity (or if issued with original issue discount, its "revised issue price")) unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Security will generally constitute ordinary income to the Trust to the extent of any accrued market discount unless the Trust elects to include the accrued market discount in taxable income as it accrues.

The market discount rules do not apply to stripped U.S. Treasury Obligations because they are stripped debt instruments subject to special original issue discount rules.

Additional Units of the Trust may be issued after the Initial Date of Deposit in respect of additional Securities deposited in the Trust by the Sponsor. Because of possible market interest rate fluctuations, the purchase price to the Trust of the additional Securities may differ from the purchase price of the Securities in the Trust on the Initial Date of Deposit. If interest rates decline and such additional Securities are purchased at a higher price than the Securities originally deposited, then the amounts includable in the taxable income of the Trust in proportion to the asset value of the Trust will be reduced for all Unitholders thereof, not just the Unitholders of such additional Units. Conversely, if interest rates rise and such additional Securities are purchased at a lower price than the Securities originally deposited, then the amounts includable in the taxable income of the Trust in proportion to the asset value of the Trust will be increased for all Unitholders thereof, not just the Unitholders of such additional Units.

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

Each Unitholder of the Trust shall receive an annual statement describing the tax status of the distributions paid by the Trust. The forgoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.

Foreign Investors--A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust, which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor in a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

DISTRIBUTION REINVESTMENT

Certain Unitholders of the Trusts may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of certain mutual funds which are registered in such Unitholder's state of residence and are advised by Fidelity Management & Research Company an affiliate of the Sponsor (the "Fidelity Funds"). Ask your financial consultant regarding the availability of distribution reinvestment.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Trustee will contact such individuals to determine which reinvestment fund they wish to elect. Since the portfolio securities and investment objectives of the Fidelity Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Fidelity Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Fidelity Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their investment professional at the time of purchase or should file with the Trustee a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Trustee an election to have such distributions reinvested without charge. Such election, and any changes thereof, must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Trustee. See "Trust Information--Unitholders--Distributions to Unitholders."

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information." Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the

Trustee, the Sponsor and the Evaluator and with reinvestment (in the case of the Rolling Government Series), maturity, exchange or sale of the Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (i) considers the relative weighting, the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust, and (ii) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

PUBLIC OFFERING OF UNITS

Public Offering Price. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust, plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust plus accrued interest plus the applicable sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities in each Trust prepared by Kenny S&P Evaluation Services, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust, plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Trust Information--Public Offering of Units--Public Distribution of Units" below.

The applicable sales charge per Unit for each Trust will be as set forth in the following table:

                            LESS THAN $500,000      $500,000 TO $999,999      $1,000,000 AND UP
                          ----------------------   ----------------------   ----------------------
                          PERCENT OF  PERCENT OF   PERCENT OF  PERCENT OF   PERCENT OF  PERCENT OF
                           OFFERING   NET AMOUNT    OFFERING   NET AMOUNT    OFFERING   NET AMOUNT
         SERIES             PRICE      INVESTED      PRICE      INVESTED      PRICE      INVESTED
                          ----------  ----------   ----------  ----------   ----------  ----------
Laddered Government
  Series, Short Treasury
  Portfolio..............   1.500%      1.523%       1.250%      1.266%       1.000%      1.010%
Laddered Government
  Series, Short/
  Intermediate Treasury
  Portfolio..............   1.750%      1.781%       1.500%      1.523%       1.250%      1.266%
Rolling Government
  Series, Short Treasury
  Portfolio..............   1.500%      1.523%       1.250%      1.266%       1.000%      1.010%

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

In connection with secondary market transactions, the sales charge per Unit for each Trust will be set forth in the following table:

                         LESS THAN $500,000       $500,000 TO $999,999        $1,000,000 AND UP
                       -----------------------   -----------------------   -----------------------
                       PERCENT OF   PERCENT OF   PERCENT OF   PERCENT OF   PERCENT OF   PERCENT OF
                        OFFERING    NET AMOUNT    OFFERING    NET AMOUNT    OFFERING    NET AMOUNT
   AMOUNT INVESTED       PRICE       INVESTED      PRICE       INVESTED      PRICE       INVESTED
                       ----------   ----------   ----------   ----------   ----------   ----------
Less than 2 years....    1.250%       1.266%       1.000%       1.010%       0.750%       0.756%
2 to 3 years.........    1.500%       1.523%       1.250%       1.266%       1.000%       1.010%
3 to 5 years.........    1.750%       1.781%       1.500%       1.523%       1.250%       1.266%

The reduced sales charges resulting from quantity discounts as shown on the tables above will apply to all purchases of Units on any one day by the same purchaser from the same broker or dealer and for this purpose purchases of Units of a Trust will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account. The Sponsor intends to permit officers, directors and employees of the Sponsor and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. The aggregate bid and offering side evaluations of the Securities shall be determined (i) on the basis of current bid or offering prices of the Securities, (ii) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds,
(iii) by determining the value of Securities on the bid or offer side of the market by appraisal, or (iv) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the First Settlement Date or any date of settlement thereafter provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used on the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates (if available) will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "Trust Information--Redemption" below.

Accrued Interest. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually, although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

Comparison of Public Offering Price and Redemption Price. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "Trust Information--Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trusts have been lower than the offering prices thereof by as much as 1% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average approximately
 1/2 of 1% of principal amount. For this reason, among others (including fluctuations in the market prices of the

Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

Public Distribution of Units. The Sponsor intends to qualify the Units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers and others at prices which represent discounts or agency commissions from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts and agency commissions set forth below from time to time. In addition to such discounts and agency commissions, the Sponsor may, from time to time, pay or allow an additional discount or agency commission, in the form of cash or other compensation, to dealers and others employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount or agency commission and the sales charge will be retained by the Sponsor.

The primary market concessions and agency commissions for each Trust are as follows:

                                                         LESS THAN   $500,000 TO   $1,000,000
                        SERIES                           $500,000     $999,999       AND UP
-------------------------------------------------------  ---------   -----------   ----------
Laddered Government Series, Short Treasury Portfolio...     .95%         .75%          .50%
Laddered Government Series, Short/Intermediate Treasury
  Portfolio............................................    1.10%         .90%          .70%
Rolling Government Series, Short Treasury Portfolio....     .95%         .75%          .50%

The secondary market concessions and agency commissions for each Trust are as follows:

                                                         LESS THAN   $500,000 TO   $1,000,000
                   AVERAGE MATURITY                      $500,000     $999,999       AND UP
-------------------------------------------------------  ---------   -----------   ----------
Less than 2 years......................................    .750%        .500%         .400%
2 to 3 years...........................................    1.00%        .750%         .600%
3 to 5 years...........................................    1.10%        1.00%         .750%

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

Profits of Sponsor. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units as stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the dealers may, maintain a market for Units of the Trusts offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust, to the extent that funds are available for such purpose, then from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "Trust Information--Investment Supervision."

The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information"
next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "Trust Information--Trust Expenses"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any; (3) cash held for distribution to Unitholders of record, or required for redemption of Units tendered, as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of a Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker.

Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as provided in "Trust Information-- Redemption."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit subject to each Trust's minimum investment requirement subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semi-annually, during the initial months of the Trusts the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the twentieth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the tenth day of each month).

Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. Since interest on Securities in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

Because the period of time between the First Settlement Date and the first Interest Distribution Date may be longer or shorter than a full period, the first distribution may be a partial distribution.

Unitholders of a Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under general accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a corresponding larger amount in later periods. For federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Trust Information--Tax Status."

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units.

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such Unitholder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $1.00 per 100 Units. The Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in a Trust, as set forth above, unless such principal is to be reinvested in connection with a Rolling Government Series.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A. As to the Interest Account:

1. The amount of interest received on the Securities;

2. The amount paid for purchases of New Securities;

3. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

4. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

5. Any amounts credited by the Trustee to the Reserve Account;

6. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B. As to the Principal Account:

1. The dates of the sale, maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;

2. The amount paid from the Principal Account representing the principal of any Units redeemed;

3. The amount paid for purchases of New Securities, Replacement Securities or Reinvestment Securities;

4. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

5. Any amounts credited by the Trustee to the Reserve Account;

6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Interest and Principal Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time prior to the termination of the Trust tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust or entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust. No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the circumstances noted herein. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with the Rolling Government Series), the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Rolling Government Series continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (i) the issuer is in default with respect to such Securities or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Securities in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

TRUST ADMINISTRATION

The Trustee. The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unitholders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-887-6926. The Trustee is subject to supervision and examination by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trust under the Trust Agreements, reference is made to the material set forth under "Trust Information--Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts. Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities or shall fail to meet standards for its performance established by the Sponsor, the Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Evaluator. National Financial Services Corporation, the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(iii) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the Unitholders representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

TRUST EXPENSES

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the December Record Date preceding any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts.

During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date. The Trustee has agreed to pay the Sponsor that portion of the Trustee's annual fee as set forth under "Essential Information" in return for the Sponsor providing certain bookkeeping and administrative services to its own customers.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period. The fee may exceed the actual costs of providing evaluation services for these trusts, but in no event will the total amount received for evaluation services rendered to unit investment trust of which NFSC acts as Sponsor in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such years.

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trusts, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the lesser of five years or the life of the Trusts. The following additional charges are or may be incurred by the Trusts: (i) fees for the Trustee's extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses (not to exceed $.50 per 100 Units) and insurance costs for an Insured Utility Portfolio, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (vii) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the Interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

NFSC is a registered broker and dealer and a member of The New York Stock Exchange, Inc., and various other national and regional exchanges. As a securities broker and dealer, NFSC is engaged in various securities trading, brokerage and clearing activities serving a diverse group of domestic corporations, institutional and individual investors, and brokers and dealers.

NFSC is a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc. NFSC was incorporated in Massachusetts, June 3, 1981. Fidelity Global Brokerage Group, Inc. is a wholly owned subsidiary of FMR Corp. ("FMR"). Edward C. Johnson 3d owns approximately 12% and Abigail P. Johnson owns approximately 24.5% of the issued and outstanding shares of the Voting Common Stock of FMR. Members of the Edward C. Johnson 3d family and trusts for their benefit control up to 49% of the voting shares of FMR.

Fidelity Management & Research Company, a subsidiary of FMR, is the management arm of Fidelity Investments, which was established in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. It is now America's largest mutual fund manager and as of September 30, 1995, it manages more than $335 billion in assets in over 22 million individual shareholder accounts.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as special counsel to the Sponsor. Carter, Ledyard & Milburn has acted as Special Counsel to the Trusts with respect to certain New York State and City tax matters affecting the Laddered Government Series 1 and 2.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Deloitte & Touche LLP independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per 100 Units estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying Securities prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

FIDELITY DEFINED TRUSTS
LADDERED GOVERNMENT SERIES 1

                                             ESTIMATED          ESTIMATED          ESTIMATED
                                              INTEREST          PRINCIPAL            TOTAL
                DATES                       DISTRIBUTION       DISTRIBUTION       DISTRIBUTION
--------------------------------------      ------------       ------------       ------------
Feb-96                                         $ 4.97                               $   4.97
Mar-96 to Jan-97                               $ 4.66                               $   4.66
Feb-97                                         $ 4.32            $ 200.00           $ 204.32
Mar-97 to Jul-97                               $ 3.64                               $   3.64
Aug-97                                         $ 3.34            $ 200.00           $ 203.34
Sep-97 to Jan-98                               $ 2.74                               $   2.74
Feb-98                                         $ 2.43            $ 200.00           $ 202.43
Mar-98 to Jul-98                               $ 1.82                               $   1.82
Aug-98                                         $ 1.54            $ 200.00           $ 201.54
Sep-98 to Dec-98                               $ 0.97                               $   0.97
Jan-99                                         $ 1.13            $ 200.00           $ 201.13

FIDELITY DEFINED TRUSTS
LADDERED GOVERNMENT SERIES 2

                                             ESTIMATED          ESTIMATED          ESTIMATED
                                              INTEREST          PRINCIPAL            TOTAL
                DATES                       DISTRIBUTION       DISTRIBUTION       DISTRIBUTION
--------------------------------------      ------------       ------------       ------------
Feb-96                                         $ 4.97                               $   4.97
Mar-96 to May-97                               $ 4.66                               $   4.66
Jun-97                                         $ 4.32            $ 200.00           $ 204.32
Jul-97 to May-98                               $ 3.66                               $   3.66
Jun-98                                         $ 2.82            $ 200.00           $ 202.82
Jul-98 to May-99                               $ 2.66                               $   2.66
Jun-99                                         $ 2.36            $ 200.00           $ 202.36
Jul-99 to May-00                               $ 1.77                               $   1.77
Jun-00                                         $ 1.47            $ 200.00           $ 201.47
Jul-00 to May-01                               $ 0.86                               $   0.86
Jun-01                                         $ 1.00            $ 200.00           $ 201.00

                             TABLE OF CONTENTS                                  PAGE
                                                                                -----
SUMMARY.....................................................................        3
ESSENTIAL INFORMATION.......................................................        5
THE TRUSTS..................................................................        8
LADDERED GOVERNMENT SERIES 1, SHORT TREASURY PORTFOLIO AND LADDERED
  GOVERNMENT SERIES 2, SHORT/INTERMEDIATE TREASURY PORTFOLIO................       10
ROLLING GOVERNMENT SERIES 1, SHORT TREASURY PORTFOLIO.......................       13
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........................       17
STATEMENTS OF CONDITION.....................................................       18
TRUST INFORMATION...........................................................      A-1
  General Information.......................................................      A-1
  Risk Factors..............................................................      A-3
  Rating of Units...........................................................      A-5
  Retirement Plans..........................................................      A-6
  Tax Status................................................................      A-6
  Distribution Reinvestment.................................................     A-14
  Interest, Estimated Long-Term Return and Estimated Current Return.........     A-14
  Public Offering of Units..................................................     A-15
  Market For Units..........................................................     A-20
  Redemption of Units.......................................................     A-20
  Unitholders...............................................................     A-23
  Investment Supervision....................................................     A-27
  Trust Administration......................................................     A-28
  Trust Expenses............................................................     A-30
  The Sponsor...............................................................     A-32
  Legal Opinions............................................................     A-33
  Independent Certified Public Accountants..................................     A-33
ESTIMATED CASH FLOWS TO UNITHOLDERS.........................................      B-1

                            ------------------------
THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.
                            ------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUSTS, THE TRUSTEE, OR THE SPONSOR. THE TRUSTS ARE REGISTERED AS UNIT INVESTMENT TRUSTS UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUSTS OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.
                            ------------------------
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.




CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises the following papers and documents:
 The facing sheet
 The Cross-Reference Sheet
 The Prospectus
 The signatures
 The consents of independent public accountants, rating services and legal counsel
The following exhibits:
1.1 Form of Trust Agreement for Fidelity Defined Trusts, Series 1 among National Financial Services Corporation as Depositor, Evaluator and Portfolio Supervisor and The Chase Manhattan Bank (National Association) as Trustee.
1.1.1 Form of Standard Terms and Conditions of Trust for Fidelity Defined Trusts, Series 1 and certain subsequent series among National Financial Services Corporation as Depositor, Evaluator and Portfolio Supervisor and The Chase Manhattan Bank (National Association) as Trustee.
1.4 Copy of Articles of Incorporation of National Financial Services Corporation, Depositor.
1.5 Copy of By-Laws of National Financial Services Corporation, Depositor.
2.1 Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith on page 2 and incorporated herein by reference).
3.1 Opinion and consent of counsel as to legality of securities being registered.
3.2 Opinion of counsel as to Federal income tax status of securities being registered.
3.3 Opinion of Counsel as to New York income tax status of securities being registered.
3.4 Opinion of Counsel as to advancement of funds by Trustee.
4.1 Consent of Rating Agency.
4.2 Consent of Independent Certified Public Accountants.
4.3 Consent of Kenny S&P Evaluation Services.
6.1 List of Directors and Officers of National Financial Services Corporation, Depositor.
7.1 Powers of Attorney executed by the Directors and Officers of National Financial Services Corporation, Sponsor, listed on page S-3 of this Registration Statement (incorporated by reference to the initial Registration Statement on Form S-6 [File No. 33-62243] filed on behalf of Fidelity Defined Trusts, Series 1).
Ex-27 Financial Data Schedules.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, Fidelity Defined Trusts, Series 1 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and State of Massachusetts on the 3rd day of January, 1996.
Fidelity Defined Trusts, Series 1
 (Registrant)

By: National Financial Services Corporation
 (Depositor)

  David J. Pearlman
  Assistent Clerk
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on
January 3, 1996.
 Signature Title
James H. Messenger President, Chief Executive Officer
 and Chairman of the Board
Frederick J. Knapp Director
Robert P. Mazzarella Director
Sherif A. Nada Director
Gordon R. Watson Director
Shaugn Stanley Vice President, Finance and Chief
   Financial and Accounting Officer
       David J. Pearlman
 (Attorney-in-fact)*
_______________________________
*An executed copy of the related powers of attorney were filed as Exhibit
7.1 to the initial Registration Statement for Fidelity Defined Trusts, Series 1 as filed on August 29, 1995 (File No. 33-62243) and the same is hereby incorporated herein by this reference.